FOR IMMEDIATE RELEASE

Contacts:  Anne Marie Bell                 Beverley Branford
           VP Corporate Communications     VP Investor Relations
           MIH Limited                     MIH Limited
           (+31) 23 556 2864               +1 858 361 1260
           ambell@mih.net                  Bbranford@mih.net


                           MIH LIMITED ANNOUNCES
                PRELIMINARY ANNUAL RESULTS TO 31 MARCH 2001



o  30% growth in the digital television subscriber base
o  Over 16 million set-top boxes installed with OpenTV's iTV software
o  47% increase in revenues from Software Solutions
o  Internet operational cash burn peaked


New York, USA, 25 June 2001 - MIH Limited (NASDAQ & AEX: MIHL), the Subscriber Platforms and Software Solutions Group, reported consolidated revenues up 7% to US$774 million for the financial year ended March 2001 despite the effect of the strong US dollar on operating currencies. The 'core' Subscriber Platform businesses, comprising the pay-television and internet operations, recorded sound revenues of US$633 million. Software Solutions revenues from OpenTV, Mindport and Irdeto Access increased 47% to US$151 million. The Group recorded an EBITDA loss of US$45 million, largely attributable to costs incurred in developing the internet operations as well as software solutions for content encryption, management, settlement and interactive applications.

"This year our core Subscriber Platform pay-television and internet businesses delivered a solid performance with the digital subscriber base growing by 30%. More than 50% of our 2.2 million subscribers are digital platform customers," says MIH CEO Cobus Stofberg. "We have also scaled our internet businesses and are focused on reducing operational cash burn, while continuing to build sound businesses from which to derive future shareholder value. Our results demonstrate that MIH is able to respond quickly to the changing dynamics of the internet, while still remaining focused on building its core pay-televisions businesses in this tough environment," says Stofberg.

The Group's capital structure is sound with cash and cash equivalent assets of US$434 million. MIH's African pay-television operations grew revenue by 15%. A further 25% of subscribers migrated from analog to digital, growing the digital base to 57% of the region's 1.4 million subscribers. MIH intends to use its internet operation, M-Web, as the backbone for providing its television platforms with the logistical and procurement support necessary to build and manage compelling interactive services.

Mediterranean operations in Greece and Cyprus (NetMed) performed well with the digital subscriber base ending the year at 69,000. During the year strategic shareholders for about 12% were introduced in NetMed, placing an enterprise value of approximately US$400 million on the business.

Thailand pay-television operator United Broadcasting Corporation (UBC), in which MIH holds a 31% stake, recorded EBITDA of US$10.3 million, reflecting cost-savings and better subscriber management after two years of restructuring. In June 2001, the regulator approved a long-awaited 18% price increase. "Our investments in developing our Subscriber Platforms are starting to pay off," says Stofberg.

At year-end, interactive TV software developer OpenTV (NASDAQ & AEX: OPTV) had deployed its software in 16 million set-top boxes (up from 7.9 million in March 2000), with over 41 network operators. OpenTV performed well in the year under review with revenues up 140% to US$74.6 million. EBITDA loss amounted to US$32 million after taking into account increased investment in applications development and after consolidating Spyglass. Subsequent to year-end, OpenTV enhanced its applications development business by acquiring Static, a leading UK-based interactive TV software development and entertainment company.

The internet environment in China remains challenging and MIH has scaled this business accordingly to focus on vertical content portals, concentrating on sports and finance. "We've made some tough decisions, but I believe these will position the business well going forward," says Stofberg." The Group's internet properties in Thailand and Indonesia made good progress.

Stofberg also reports that MIH has acquired a strategic 46.5% stake in QQ, the leading Instant Messaging (IM) communication platform in China. Stofberg continues: "With the significant communication role IM is playing worldwide and with QQ's 95% share of the China market and 18 million active users, it is well positioned to grow its leadership in this substantial market."

In November last year Mindport merged its customer care and billing subsidiary with US-based Noochee, an infrastructure and software applications company. MIH owns a 70% stake in the new company which is focused on selling several best-of-breed content protection, management and billing software solutions.

"Mindport provides software solutions which protect and manage content and with a distinct focus on collecting and sharing revenues, as revenues often need to be split between several providers in the delivery chain," says Stofberg. Mindport's subsidiary Irdeto Access, the world's fourth largest provider of encryption products, deployed over 1.24 million personalised digital smartcards during the year taking total deployments to 5.75 million.

A live audio webcast of MIH's preliminary annual results investor presentation and conference call will take place today at 10.00 EST, 15.00 BST, 16.00 CET and can be accessed at www.mih.com.


Ends

About MIH Limited

MIH Limited is listed on both NASDAQ and the Euronext Amsterdam Stock Market - ticker: MIHL.

The Group's activities are focused on two areas:

1)  Subscriber Platforms:

The Group provides terrestrial and cable analog, digital satellite and other pay-television services to over 2 million households in Africa, the Mediterranean and Asia. Over 50% of its total pay-television subscriber base consists of digital subscribers. Across its platforms MIH has secured long-term rights to premium movies, major sporting events and popular children's programming, all of which are tailored for the local market.

The Group has established and continues to develop leading internet businesses in Africa, Thailand and Indonesia.

In June 2001, MIH acquired a 46.5% in QQ, China's leading instant-messaging service with 18 million active users and 95% share of the China market.


2)  Software Solutions:

MIH Limited is the controlling shareholder of Silicon Valley based Open TV, the world's leading interactive television and media solutions company. OpenTV builds a complete software and infrastructure platform that enables digital interactive television and brings on-demand content to other digital communications devices. OpenTV solutions are crafted to meet the needs of all digital communications networks and include operating middleware, content applications, content creation tools, professional services expertise and strategic consulting.

OpenTV software has been shipped with or installed in more than 16 million digital set-top boxes worldwide and has been selected by 43 digital cable, satellite and terrestrial Communications Networks in over 50 countries.

Through its technology subsidiary Mindport, the Group provides conditional access, security, provisioning, protection/insurance, commissioning, Internet/IP technology, content management, customer care and billing and other related services to channel and platform operators world-wide.


www.mih.com




Disclaimer: This news release contains forward-looking statements relating to MIH Limited that involve risks and uncertainties that could cause MIH Limited's actual results to differ materially from those contemplated herein, including but not limited to, the risk factors detailed in the Registration Statement on Form F-1 and other documents filed from time to time by MIH Limited with the Securities and Exchange Commission, as amended. MIH Limited undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

                                MIH Limited



                     Preliminary results for the years
                    ended March 31, 2001, 2000 and 1999

                        MIH Limited and Subsidiaries
              Condensed Consolidated Statements of Operations
             for the years ended March 31, 2001, 2000 and 1999
      (in millions of US dollars, except per share and share amounts)

                                                  2001          2000          1999
                                                --------      --------      --------
Net revenues                                     $  774        $  723        $  608

    Operating expenses                           (1 022)         (793)         (646)
                                                --------      --------      --------
Operating loss                                     (248)          (70)          (38)
    Financial results, net                           (8)          (16)           (9)
    Equity results in joint ventures and
    associates                                      (76)          (41)          (43)
    Net gains on disposals and dilutions            386           114            31
    Income taxation                                  (7)           (1)            -
    Minority interest                               105             5             -
                                                --------      --------      --------
Profit/(loss) from continuing operations            152            (9)          (59)
Discontinuing operations                             -             (8)          (10)
                                                --------      --------      --------
            Net profit/(loss)                   $   152        $  (17)       $  (69)
                                                ========      ========      ========

Per share amounts:
 Profit/(loss) from continuing operations
    Basic                                       $  2.75      $  (0.18)     $  (1.54)
    Diluted                                     $  2.69      $  (0.18)     $  (1.54)

Net profit /(loss)
    Basic                                       $  2.75      $  (0.34)     $  (1.80)
    Diluted                                     $  2.69      $  (0.34)     $  (1.80)

Number of shares in issue
    Weighted average                         55,414,252    50,790,662    38,235,000
    Diluted weighted average                 56,537,850    50,790,662    38,235,000
    Closing                                  59,222,545    53,251,775    38,235,000

                        MIH Limited and Subsidiaries
                   Condensed Consolidated Balance Sheets
                          March 31, 2001 and 2000
                        (in millions of US dollars)

                                                            2001          2000
                                                         ----------    ----------
                 ASSETS
Current assets
     Cash and cash equivalents                              $  330        $  180
     Marketable securities                                      59           105
     Other current assets                                      173           145
                                                         ----------    ----------
          Total current assets                                 562           430
                                                         ----------    ----------


Non-current assets
     Tangible fixed assets, net                                267           214
     Intangible assets, net                                    939           207
     Other non-current assets                                  162           146
                                                         ----------    ----------
          Total non-current assets                           1,368           567
                                                         ----------    ----------

          TOTAL ASSETS                                   $   1,930        $  997
               LIABILITIES
Current liabilities
     Short-term debt                                        $   71        $   48
     Transponder and other leases                               19            16
     Accounts payable and other current liabilities            275           260
                                                         ----------    ----------
          Total current liabilities                            365           324
                                                         ----------    ----------

Non-current liabilities
     Transponder and other leases                              210           166
     Long-term debt                                             20            20
     Program and film rights                                    37            40
                                                         ----------    ----------
          Total non-current liabilities                        267           226
                                                         ----------    ----------
          TOTAL LIABILITIES                                    632           550
                                                         ----------    ----------

Minority interest                                              613            82
          TOTAL SHAREHOLDERS' EQUITY                           685           365
                                                         ----------    ----------
     TOTAL LIABILITIES AND
     SHAREHOLDERS' EQUITY                                $   1,930      $   997
                                                         ==========    ==========

                        MIH Limited and Subsidiaries
         Consolidated Statement of Changes in Shareholders' Equity
                for the years ended March 31, 2001 and 2000
                        (in millions of US dollars)

                                    Share capital
                                    --------------

                                                                   Foreign
                                                                   currency
                                                     Accumulated  translation
                              Class A      Class B      loss      adjustments     Total
                             ----------  ----------  -----------  -----------   ----------

At April 1, 1999                  $ 114       $ 476      $  (382)      $  (30)      $  178
Issue of share capital              267           -            -            -          267
Share issue expenses                (17)          -            -            -          (17)
Treasury shares                     (33)          -            -            -          (33)
Net loss                              -           -          (17)           -          (17)
Translation adjustment                -           -            -          (13)         (13)
                             ----------  ----------  -----------  -----------   ----------
At March 31, 2000                 $ 331       $ 476      $  (399)      $  (43)      $  365


Issue of share capital              207           -            -            -          207
Share issue expenses                 (9)          -            -            -           (9)
Treasury shares                     (19)          -            -            -          (19)
Net profit                            -           -          152            -          152
Capital injection by
minorities                            -           -            2            -            2
Translation adjustment                -           -            -          (13)         (13)


                             ----------  ----------  -----------  -----------   ----------
At March 31, 2001                 $ 510       $ 476      $  (245)      $  (56)      $  685
                             ==========  ==========  ===========  ===========   ==========

                        MIH Limited and Subsidiaries
               Condensed Consolidated Statements of Cash Flow
                for the years ended March 31, 2001 and 2000
                        (in millions of US dollars)

                                                                    2001           2000        1999
                                                                -----------    -----------  ----------
Cash flows from operating activities

Profit/(loss) before taxation                                      $    54      $    (13)   $    (59)
Movements in working capital, non cash and other adjustments          (118)           40          46
Taxation paid                                                           (7)           (2)         (6)

                                                                -----------    -----------  ----------
    Net cash (used in)/from operating activities                       (71)           25         (19)

Cash flows from investing activities
Investments, net of cash balances acquired                              54          (213)        (88)
Assets purchased net of proceeds from disposals                        (41)          (22)        (11)
Interest and dividends received                                         32            16          13
                                                                -----------    -----------  ----------
    Net cash generated from /(used in) investing activities             45          (219)        (86)
                                                                -----------    -----------  ----------

Cash flows from financing activities                                   184           324           8
                                                                -----------    -----------  ----------


Net increase in cash and cash equivalents                              158           130         (97)
Cash and cash equivalents at beginning of the year                     180            56         154
Translation adjustment on cash and cash equivalents                     (8)           (6)         (1)
                                                                -----------    -----------  ----------
Cash and cash equivalents at end of the year                       $   330      $  180        $   56
                                                                ===========    ===========  ==========

                        MIH Limited and Subsidiaries
                         Supplementary Information
                  for the years ended March 31, 2001, 2000
           and 1999 (in millions of US dollars except for the net
                       asset value per share amounts)


                                                           2001           2000           1999

Financial results, net:                                  $    (8)         $  (16)         $  (9)
  Interest received                                           29              14             10
  Interest paid                                              (30)            (27)            (21)
  Dividends received                                           3               2              3
  Net foreign exchange losses                                (10)             (5)            (1)

Investments:                                                 176             201             70
  Marketable debt and equity securities                      104             118              1
  Associates, joint ventures and long-term private
  equity investments                                          72              83             69

Market value of listed investments                           103             305            122

Commitments:                                                 232             225            158
  Capital expenditure                                          4               3             19
  Operating lease rentals                                     79              89             88
  Program and film rights                                    104             120             31
  Decoders                                                    45              13             20

Net asset value per share (cents)                       1 157.21          684.83         462.10

Net gains on disposals and dilutions                         386             114             31
Introduction of minorities                                   429             114              -
Loss on marketable securities                                (43)              -              -
Other                                                          -               -             31

Included in operating loss:
  Operating lease charges                                     18              16             37
  Depreciation and amortization                            $ 203            $ 74           $ 51

                        MIH Limited and Subsidiaries
                   Supplementary Information (continued)
                For the years ended March 31, 2001 and 2000


        Segmental Information:
                                            Operating
                                          profit/(loss)
                                         2001      2000
                                         ----      ----
                                         $'m       $'m
                                         ---       ---

        Subscriber Platforms             (56)      (19)

             Television                   (4)       (8)
             Internet                    (52)      (11)


        Software Solutions              (180)      (40)
             Mindport                    (21)      (15)
             OpenTV                     (159)      (25)

        Central cost and inter-segment
        eliminations                     (12)      (11)
        MIH Group                       (248)      (70)

        Results of non-consolidated
         Joint ventures in Subscriber
        Platforms:
             Television                  (47)      (67)
             Internet                    (47)      (32)


Accounting policies

The same accounting policies and methods of computation have been followed in this preliminary report as in the annual financial statements for the year ended March 31, 2000, except for the treatment of program and film rights.

The group modified its accounting for variable sports rights contracts and no longer carries the asset and liability associated with such contracts, but only bears the costs upon screening.

The change did not have an effect on operating results or shareholders' equity. Total assets and liabilities as of March 31, 2000 relating to program and film rights each decreased by $80.3 million comprising a decrease in current assets of $1.8 million and non-current assets of $78.5 million and current liabilities of $3.2 million and non-current liabilities of $77.2 million.

COMMENTARY ON THE MIHL PRELIMINARY FINANCIAL INFORMATION FOR THE FINANCIAL YEAR ENDED MARCH 31, 2001


INTRODUCTION

Over the past 15 years the Group has provided compelling content and efficient services to its subscriber platforms. Advances in television, the internet and wireless technologies have created opportunities to build value through the provision of online and interactive services to be delivered anywhere, anytime. To capitalise on this and to reflect better the complementary nature of our businesses, we have organised our operations into two principal segments:

   Subscriber Platforms - comprising television and internet businesses Software Solutions - comprising OpenTV and Mindport (including Irdeto
                        Access).

The audited results of the Group for the year ended March 31, 2001 were as follows:


FINANCIAL AND OPERATIONAL HIGHLIGHTS

   The digital television subscriber base grew by 30% to 1.1 million households. The digital base now exceeds 50% of the total base.

   Revenues from Subscriber Platforms remained stable at US$633 million (2000: US$632 million), notwithstanding the impact of the strong dollar against our operating currencies.

   Revenues of Software Solutions increased by 47% to US$151 million (2000:
   US$103 million), with OpenTV reflecting growth of 142%. OpenTV's interactive television software is now deployed in over 16 million set-top boxes worldwide, in systems controlled by 41 network operators.

   The Group continued to grow its Software Solutions businesses, as well as its leading internet subscriber businesses. This resulted in an EBITDA loss of US$45 million.

   Successfully raised US$180 million before expenses, through a follow-on public offering of 4,511,000 Class A Ordinary Shares.

FINANCIAL OVERVIEW

        Segmental results                        Net revenue                   EBITDA
                                            2001             2000         2001         2000
                                            ----             ----         ----         ----
                                            $'m              $'m          $'m          $'m

        Subscriber Platforms                     633              632           10            40
           Television                            624              632           51            50
           Internet                                9                -          (41)          (10)

        Software Solutions                       151              103          (44)          (25)
           Mindport                               76               72          (12)          (10)
           OpenTV                                 75               31          (32)          (15)
                                           --------------------------------------------------------
        Central costs and inter-segment
        eliminations                             (10)             (12)         (11)          (11)
        MIH Group                                774              723          (45)            4
                                           ========================================================
        Results of non-consolidated
        joint ventures in Subscriber
        Platforms:
        Television                               123              114           10            (5)
        Internet                                  59               24          (32)          (25)


SUBSCRIBER PLATFORMS


AFRICA
------
The African and Middle Eastern television subscriber base ended the financial year at 1.4 million. The digital base grew 25% to 800,000 households, surpassing analog for the first time, and now represents 57% of the total base. This is a significant development, as the average revenue per subscriber (ARPU) from digital subscribers exceeds that of analog. Growth in revenues from new digital subscribers has been offset by the effect of the strong US dollar and the churn in analog subscribers. Despite the currency impact, EBITDA remained steady.

M-Net and SuperSport played a key role in growing the subscriber base through premium content and innovative coverage of sport events.

The Group began the process of aligning M-Web Africa's internet business more closely with MultiChoice Africa's television-subscription platforms. M-Web Africa increased its dial-up subscriber base to 255,000 and continued with its 'M-Web Anywhere' strategy to provide users with access to content from any device. M-Web is currently being delisted from the JSE Securities Exchange South Africa.


MEDITERRANEAN
-------------
The television platform in Greece and Cyprus increased to 385,000 households, driven mainly by growth in NOVA, the digital platform, which ended the year at 69,000 subscribers. NOVA launched a variety of interactive-television services during the year. The increase in revenues from NOVA subscribers was sufficient to overcome the negative effect of the strong dollar.

During the year strategic investors acquired a minority equity stake in NetMed, placing an enterprise value of approximately US$ 400 million on the business. MultiChoice Cyprus Limited was listed on the Cyprus stock exchange in July 2000.

ASIA
----
Thailand
--------
United Broadcasting Corporation Public Company Limited (UBC) grew its base by 14.7% (49,000 new subscribers, mostly on the DStv base) to close with over 382,000 households. Growth was aided by monthly churn of below 0.8% -- one of the lowest in Asia. Pay-television penetration of the total number of Thai television households remains a modest 2.5%. UBC has shown good EBITDA growth, primarily through higher revenues as a result of the increase in subscribers and cost savings gained from operational efficiencies.

The Group's internet platform, M-Web Thailand, is the premier local online service provider and consists of 11 consumer-focused web sites. The Group also owns Sanook!.com, the Thai-language search engine, and has a majority interest in KSC Commercial Internet Company Limited, one of the country's largest internet service provider. M-Web Thailand's portals attract more than 3.5 million page views per day. During the year revenues began to flow from 'pre-paid' packages and advertising.

Indonesia
---------
M-Web Indonesia was launched in May 2000. The portal now receives 1.0 million page views per day, representing around 60% of the market, and has 500,000 e-mail users.

China
-----
During the year it became clear that the Chinese market was not yet ready for online service provision by anyone but the existing state-controlled telecommunications operators. The group consequently focused on its vertical niche portals of SportsCN and eefoo (a personal finance portal). SportsCN.com is the leading sports portal in China and attracts more than two million page views and 650,000 unique visitors per day, while eefoo.com is a personal finance portal which attracts more than 450,000 page views per day.

Subsequent to year-end the Group acquired a 46.5% stake in QQ for US$32 million, the most pervasive instant-messaging platform in China.
Instant-messaging has become an important communications tool worldwide. QQ is currently the leading instant-messaging service, with 18 million active customers, representing 95% of the market.

SOFTWARE SOLUTIONS

OpenTV
------
By year-end OpenTV's software was deployed worldwide in over 16 million set-top boxes, of which some 2 million were activated in the first quarter of 2001. OpenTV has 41 network operators in 50 countries using its software, and 31 set-top box manufacturers are licensed to distribute OpenTV software.

OpenTV concluded its merger with SpyGlass Inc. in July 2000, resulting in a dilution gain of US$383 million. The merger enhanced OpenTV's ability to provide its customers with the necessary consulting services and solutions, while also adding internet browsing capability to OpenTV's iTV software.

In response to client demand for a complete back-end solution that enables network operators to manage their iTV service better, OpenTV introduced its Service Platform Suite (SPS), an integrated turnkey software solution. It is expected to simplify the business of iTV for network operators by enabling them to launch and centrally manage commerce, ad serving, communication, and viewer- management capabilities across their entire portfolio of iTV applications.

OpenTV showed growth in revenues of 142% to US$75 million derived mainly from sales of its runtime software. EBITDA decreased as a result of investment in the development of iTV applications.

Subsequent to year-end OpenTV acquired, for a consideration of US$59 million, all the outstanding shares of Static, a leading interactive television software development and entertainment company and creator of Playjam, the world's most successful iTV entertainment and games channel.

Mindport
--------
During the year the Mindport group was repositioned to address the growing demand for content management, encryption and billing solutions in the internet protocol (IP) environment. At year- end Mindport had 18 major pay-media customers and some 50 deployments in 43 countries.

In November 2000 Mindport IBS, the customer care and billing business, merged with Noochee Solutions Inc., an internet-infrastructure and application software company based in Colorado, USA. The merger strengthened the IBS sales channels and product base and the merged entity is now positioned to provide best-of-breed solutions to the emerging broadband market.

Irdeto Access
-------------
Irdeto Access, which is part of the Mindport group, is the fourth largest provider worldwide of content-protection solutions. Irdeto Access holds more than 50 patents in the field of content protection and management, including the patents to the key hierarchy technology widely used in the industry today.

During the period under review Irdeto Access personalised over 1.24 million digital smartcards, taking the total number deployed to 5.75 million. It now has 60 customers and over seven million users in 50 countries. Irdeto Access continues to be strongly cash positive.

In the aggregate Mindport's EBITDA, after a positive contribution from Irdeto Access, decreased as a result of higher spending in the development of new technologies.

Group results

Group consolidated revenues for the year increased to US$774 million (2000:
US$723 million), reflecting digital-television subscriber growth and higher revenues from the Software Solutions segment. Growth slowed as a result of the strength of the US dollar and the reduction of the analog subscriber base for the period under review.

The Group recorded an EBITDA loss of US$45 million for the year, after taking into account:

   a positive contribution from television platforms of US$51 million despite the effect of the strong US dollar on our operating currencies

   EBITDA losses of US$41 million, mainly as a result of the development and expansion in the Asian territories

   EBITDA losses of US$44 million, reflecting increased spending on developing technologies by OpenTV and Mindport, as well as the merged costs of Spyglass(R)Inc. and Noochee.

The Group's continuing investment during the year is a direct result of its strategy to grow organically and expand into new markets, technologies and Subscriber Platforms. This growth results in the creation of valuable subscribers and intellectual property rights.

The net profit for the year under review amounted to US$152 million, after accounting for the following additional material items:

   a profit of US$386 million on disposal and dilution of subsidiaries and joint ventures, such as the merger between OpenTV and Spyglass(R) Inc.

   The amortization and depreciation charge which increased to US$203 million, and arose principally from goodwill on the merger between OpenTV and Spyglass(R) Inc.

   Equity-accounted losses of joint ventures and associates of US$76 million, mainly reflect our share of the losses of associated Subscriber Platform companies.

Net Group cash and liquid assets at the end of the year amounted to US$434 million (2000:US$299 million). Transponder leases increased as a result of the capital leases for the new Eutelsat W4 and Hotbird 4 transponders.

OUTLOOK

The Group will continue to focus on building value by growing its digital subscriber platforms, interactive and online services, and delivering best-of-breed software solutions.

On behalf of the board

T Vosloo                                J D T Stofberg
Chairman                                Chief executive
Directors

T Vosloo (chairman), J P Bekker, A A Coetzee, J H W Hawinkels, S J Z Pacak, W J Raduchel, R R Romulo, A M Rosenzweig, J Steenkamp, J D T Stofberg (chief executive), J J Volkwyn, S F Ward.

Alternate director
M Sorour

Registration Agents                          Paying Agent
First Chicago Trust Company of New York      Fortis Bank N.V.
Mail Suite 4690                              Rokin 55
P O Box 2532                                 P O Box 243
Jersey City                                  1 000 AE Amsterdam
New Jersey                                   Netherlands
07303-2532

Registered Office
Abbott Building
Road Town
Tortola
British Virgin Islands
http://www.mih.co